Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND OPERATING RESULTS

This management’s discussion and analysis (“MD&A”), dated August 15, 2005, focuses upon a review of the activities, results of operations, liquidity and capital resources of Pine Valley Mining Corporation and its consolidated subsidiaries (the “Company”) for the three months ended June 30, 2005. The information in this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three months ended June 30, 2005 and the audited consolidated financial statements, notes and MD&A for the fiscal year ended March 31, 2005. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles.

Additional information about the Company is available on SEDAR at www.sedar.com and through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and the variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity.  Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities,

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”).  In particular, your attention is directed to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Description of Business

The Company is a producer and marketer of metallurgical coal.  The Company has begun producing low volatile pulverized coal for injection (“PCI”) at its Willow Creek coal property and intends to begin producing coking coal in the autumn of 2005.

The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”) and Willow Creek Coal Ltd. (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp. (“ALM”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX Venture Exchange (symbol “PVM”) and OTC Bulletin Board in the United States (symbol “PVMCF”).

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

Overview

SUMMARY
	Three Months Ended	Three Months Ended
(Thousands of dollars, except per unit amounts)	June 30, 2005	June 30, 2004
Statement of operations
Revenues	$ 13,474	$ -
Income from operations	$ 450	$ -
Loss before other income (expenses) and income taxes	$ (897)	$ (399)
Foreign exchange loss	$ (797)	$ (3)
Interest and financing	$ (584)	$ (131)
Net loss	$ (1,814)	$ (532)

Basic and diluted loss per share	$ (0.03)	$ (0.01)

Balance Sheet
Total assets	$ 70,139	$ 20,843
Total liabilities	$ 42,224	$ 6,266
Shareholders’ equity	$ 27,915	$ 14,577

Volumes and prices
Coal production (tonnes)	206,267	-
Coal sales (tonnes)	180,307	-
Average US$ coal price (per tonne)	$ 60.74	$ -
Average CDN$ coal price (per tonne)	$ 74.73	$ -

The Company’s areas of focus during the June 30, 2005 quarter included the following:

•

continued production and sales to customers;

•

construction of coal preparation plant;

•

exploration of Pine Pass property; and

•

continued assessment of financing needs and requirements.

Developments During the June 30, 2005 Quarter

Production and sales

Sales continue to be made to the Company’s existing customer base, representing the leading steel producers in Asia and Europe. The Company realized sales of 180,307 tonnes of PCI product at an average sales price for the quarter of $74.73 per tonne (US$60.74). The majority of these sales

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

(153,936 tonnes) consisted of commitments carried over from the March 31, 2005 fiscal year. As a result, the Company was able to only partially take advantage in the quarter of the newly negotiated, higher coal prices, as previously announced, of approximately US$103 per tonne. The Company currently anticipates that a further 82,000 carryover tonnes will be sold in the quarter ending September 30, 2005.

The Company achieved a production level of 206,267 tonnes of its PCI product for the first quarter of the 2006 fiscal year, compared to 377,099 tonnes for the fiscal year ended March 31, 2005. The Company previously announced that it was targeting a monthly production rate of approximately 110,000 tonnes in the near future and that this output level was anticipated beginning July 2005. Due to operational difficulties relating to the steeper than expected structure of the coal seam that is presently being mined, the Company has revised its target such that we anticipate monthly production of 80,000 tonnes for August, rising to 110,000 in September. Actual production in July was 56,577 tonnes.

In order to achieve the planned level of production for the current year, the Company will require an amendment to its mining permit. A permit amendment application was filed with the British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area, known as the mine “footprint,” utilized in the mining process. While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected.

The Company’s mining operations at The Willow Creek Coal Mine are overseen by two management employees (including Graham Mackenzie, the Company’s CEO), located on-site, and are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with those operations. The Company is currently negotiating the terms of a long-term contract with this contractor as the current agreements term expires on October 31, 2005. In the event that the Company is unable to reach an acceptable agreement with the contractor, its operations could be disrupted, which could have a material adverse effect on its business.

The Company is continuing to explore avenues for delivery of coal into new geographic markets, such as Brazil, and also to current or past customers for the balance of its planned PCI and coking coal production for the year ending March 31, 2006. With the expected growth in mining activities in British Columbia this coming year, the Company has been working with its customers, rail provider, and terminal operator, to ensure adequate capacity for a smooth supply chain for its deliveries. Based on these discussions, and experience with regard to levels of service over the past quarter, the Company is confident that all required needs will be met to ensure sufficient service and a strong ability to deliver coal to its customers.

Construction of coal preparation plant

Work on the Company’s coal preparation plant at the Willow Creek Mine Site commenced during the quarter ended June 30, 2005. $6.991 million has been expended on the construction of the plant to June

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

30, 2005 (including capitalized interest of $0.274 million) and the Company continues to anticipate that the plant will be complete by autumn 2005. The contracted plant cost is $10.232 million inclusive of maximum achievable bonus for early completion.

Completion of the coal preparation plant is required for the Company to achieve its desired run rate of 2.2 million tonnes per annum as certain coal seams, including the Company’s coking coal, require washing prior to being in a saleable form. Once the coal preparation plant is fully commissioned the Company expects monthly production to rise to 180,000 tonnes. The achievement of these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit as discussed above.

Exploration of Pine Pass Property

As previously announced, the Company has initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value.  The budget assigned to the initial phase of the drill program was $2.75 million and as at June 30, 2005, $0.89 million had been incurred. The Company anticipates that the drill program will be complete by the middle of September 2005 at which time more detailed reserves definition analysis will be performed and a possible mine plan formulated. Should results be favourable, it is anticipated that a mine plan could be formulated by February 2006. The Company will also be required to perform extensive environmental analysis and apply for a mine permit. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Financing requirements

As disclosed in Note 1 to the unaudited consolidated financial statements at June 30, 2005, the Company had a working capital deficit of $18.098 million (March 31, 2005 - $9.742 million). During the first quarter, the Company continued its negotiations with potential unaffiliated institutional lenders to restructure its existing financing arrangements. This is discussed further under “Liquidity, Financial Condition and Capital Resources.”

An additional US$1 million was loaned to the Company by The Rockside Foundation pursuant to a promissory note dated June 15, 2005. The note was unsecured, due on demand at any time after July 31, 2005 and interest was payable at 10% per annum calculated and payable at maturity. The Company repaid this note prior to July 31, 2005. These funds were utilized by the Company as part of its short-term cash management procedures and to repay $1.0 million due to Mitsui Matsushima Canada Ltd. (“Mitsui”) as final payment of the promissory note issued in the year ended March 31, 2004 for Mitsui’s one-third interest in the Willow Creek Coal Mine.

In July 2005, the Company also completed a non-brokered private placement for 1,250,000 common shares at $4 per share to raise net proceeds of $5 million. These funds will assist the Company in its goal to restructure the current debt structure and to provide working capital for ongoing capital projects.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

Results of Operations for the Three Months Ended June 30, 2005 compared to the Three Months Ended June 30, 2004

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2005.

Revenues

Revenues from coal sales for the quarter ended June 30, 2005 were $13.474 million representing 180,307 tonnes of PCI product shipped to customers. There were no revenues from coal sales in the corresponding period in 2004 as the first commercial shipment occurred in September 2004.

The majority of sales in the quarter ended June 30, 2005 related to coal tonnage and price commitments that were for carried over from the March 31, 2005 fiscal year. Accordingly, the average sales price achieved in the three months ended June 30, 2005 was $74.73 (US$60.74). For the fiscal year ending March 31, 2006, the Company has contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. The Company anticipates that in excess of 97% of the remaining carry over tonnage will be shipped prior to the end of September 30, 2005, as indicated in the table below:

(Tonnes)	Three Months Ended June 30, 2005 (Actual)	Three Months Ended Sep. 30, 2005 (Forecast)

Carry over tonnage at beginning of period	243,000	89,064
Carry over sales in period	(153,936)	(82,000)

Carry over tonnage at end of period	89,064	7,064

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

Cost of Operations

SUMMARY
	Three Months Ended	Year Ended
(Thousands of dollars, except per unit amounts)	June 30, 2005	March 31, 2005

Coal sales (tonnes)	180,307	290,000
Coal production (tonnes)	206,267	377,100

Mining and transportation costs	$ 11,664	$ 16,239
Less: Selling costs included in mining and transportation	$ (532)	$ (826)
Mining, transportation and port receiving costs	$ 11,132	$ 15,413

Mining, transportation and port receiving costs (per tonne)	$ 61.74	$ 53.21

Major components of the Company’s cost of operations are as follows:

•

Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•

Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•

Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•

Administrative costs related to the maintenance and operation of offices and plant facilities respectively at the Willow Creek mine site.

•

Depletion costs included in cost of operations reflect the expensing of the initial property development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges was $61.74. To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements for the period ended June 30, 2005 is provided in the table above.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

Total cost of operations for the quarter ended June 30, 2005, was $13.024 million. Coal mining operations had not yet commenced for the corresponding quarter in 2004. The mining, transportation and port receiving cost per tonne for the three months ended June 30, 2005 increased by $8.53 per tonne compared to the year ended March 31, 2005. This arose as a result of an increased strip ratio for mining activities in May predominantly due to the need to mine additional overburden sooner than planned as a result of the coal seams being steeper than anticipated in the mine plan. It is expected that the additional overburden removal will benefit future periods as more coal has been exposed sooner under the revised mine plan.

The Company also continued to incur addition fuel surcharges on rail services, resulting from the continued high commodity cost of oil in world markets. In addition, under the current contract with the Company’s mining contractor (Tercon Construction Ltd.) certain fuel surcharges are now being incurred to cover the rising costs of fuel subsequent to their initial engagement for the Company’s mining operations. For the period to June 30, 2005, this added an additional $2.12 per tonne to the cost of coal sold

Selling costs for the period totaled $3.97 per tonne and administrative/amortization costs totaled a combined $6.06 per tonne. These costs include selling commissions, port charges relating to vessel loading, costs associated with coal sampling as well as costs relating to the depletion and depreciation of the mineral property and plant and equipment respectively.

Other Expenses

General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $1.347 million for the quarter ended June 30, 2005. This represents an increase of $0.948 million from the equivalent period in the prior year. The increase can be attributed to the significantly higher activity level within the Company as it is has moved from the pre-commercial to full production stage. Accordingly, most expense categories have realized significant increases over the prior period.

Salaries and stock-based compensation accounted for a $0.783 million increase compared to the prior year. Stock-based compensation expense increased by $0.675 million for the three months ended June 30, 2005 compared to the first quarter of the prior year. The increased salary and stock-based compensation costs arose as a result of the Company’s decision to enhance its management capabilities through the addition of new personnel during the fourth quarter of the fiscal year ended March 31, 2005.

Professional fees increased by $0.134 million over the prior period.  The majority of these professional services were provided by the Company’s legal counsel and have increased as a result of the continued additional contracts and financing arrangements entered into or considered by the Company such as our proposed refinancing, issues relating to the ongoing operations of the Willow Creek Coal Mine and general consultation on corporate legal matters.

Consulting and management fees decreased $96,000 compared to the prior period.  This decrease was attributable to the Company’s agreement with its former President whereby it issued shares for the

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

provision of management and technical services in the three month period ended June 30, 2004 to the value of $126,000. This was a one-time settlement cost.

Office and general expenses increased from $24,000 for the three months ended June 30, 2004 to $140,000 in the current period. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance and travel costs.

Interest and financing costs increased by $0.453 million over the prior period due primarily to higher levels of debt incurred by the Company during the prior 2005 fiscal year to fund completion of the Willow Creek mine’s infrastructure and to begin mine operations.  Accordingly, during the year from June 30, 2005 to June 30, 2005, the Company’s term debt increased from $5.173 million to $20.041 million. The Company also incurred increased interest and financing costs pursuant to the note from The Rockside Foundation which bears interest at 10% and bonus shares incurred as financing fees.

The Company incurred a loss on foreign exchange of $0.797 million for the quarter ended June 30, 2005 ($0.003 million for the quarter ended June 30, 2004). As the Company’s debt consists primarily of US dollar loans, the strengthening of the US dollar relative to the Canadian dollar over the current period gave rise to an unrealized exchange loss. In addition, the Company’s coal sales contracts are denominated in US dollars and the fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenues realized on these sales. The Company has entered into forward contracts for Canadian dollars to establish a partial hedge against exposure to currency fluctuations. A stronger US dollar, compared to previously negotiated forward contract rates, during the current period increased the foreign exchange loss. As at June 30, 2005, the Company had entered into a series of forward contracts to sell US$ at rates between 1.18134 to 1.2375 (CAD$/US$). These contracts have maturity dates ranging from July 2005 to March 2006. At June 30, 2005 the balance outstanding was US$32.6 million with a mark-to-market loss of $0.616 million.

Net Loss

As a result of the foregoing, the Company realized a consolidated net loss for the three months ended June 30, 2005 of $1.814 million or $0.03 per share as compared to a net loss of $0.532 million ($0.01 per share) for the three months ended June 30, 2004.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

Selected Quarterly Information

	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003	Quarter ended September 30, 2003
Total Revenues (millions)	$13.474	$7.223	$9.189	$3.263	Nil	Nil	Nil	Nil
Production (tonnes)	206,267	153,533	137,316	86,250	Nil	Nil	Nil	Nil
Sales (tonnes)	180,307	97,402	146,203	46,076	Nil	Nil	Nil	Nil
Net Income (Loss) (millions)	($1.814)	($2.342)	$1.664	$0.756	($0.532)	($0.326)	($0.576)	($0.368)
Basic and diluted net income (loss) per Share	($0.03)	($0.03)	$0.03	$0.01	($0.01)	($0.01)	($0.02)	($0.01)

Production at the Willow Creek mine has continued to increase on a per quarter basis in line with the expansion of operations and following the completion of the coal processing plant in mid-February 2005. The Company has revised its target from that which was previously disclosed such that we anticipate monthly production of 80,000 tonnes for August, rising to 110,000 in September. Production in July was 56,577 tonnes. The overall expected production for the year is anticipated to be 1.485 million tonnes of PCI and Coking coal, reduced from the previous target of 1.55 million tonnes.

The results in the quarter ended June 30, 2005 were impacted by the additional mining costs incurred in removing overburden sooner than was anticipated, which should reduce strip ratios for future months. In addition, the US$ strengthened relative to the Canadian dollar such that the Company incurred a foreign exchange loss for the quarter of $0.797 million.

180,307 tonnes of PCI coal were sold in the quarter. This was lower than anticipated for the quarter due to a 66,000 tonne shipment that was originally scheduled for the last week of June 2005. This shipment was rescheduled and occurred in early July.

Liquidity, Financial Condition and Capital Resources

As at June 30, 2005, the Company had cash of $1.48 million and a working capital deficiency of $18.098 million compared to a working capital deficiency of $9.742 million at March 31, 2005.  This deficit reflects the classification of the entire $20.041 million amount of the Company’s indebtedness as a current liability as of June 30, 2005.  The Company’s outstanding indebtedness consists primarily of borrowings from Marubeni and The Rockside Foundation used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.

During the year ended March 31, 2004, the Company issued a $4.0 million promissory note to Mitsui Matsushima Canada Ltd, in payment of a portion of the purchase price for its one-third interest in the Willow Creek Coal Mine.  Prior to June 30, 2005, the remaining $1.0 million due on the note was repaid by the Company.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

On June 15, 2005, the Company was loaned US$1 million pursuant to a promissory note with The Rockside Foundation (“Rockside”). Interest was payable on the note at a rate of 10% per annum calculated and payable at maturity. The note was unsecured and due on demand at any time after July 31, 2005. This note was repaid by the Company prior to July 31, 2005.

The Company is currently engaged in negotiations with several unaffiliated institutional lenders to restructure its existing financing arrangements. The financing is to be utilized to repay part of the existing indebtedness, finance construction of the coal preparation plant and provide additional working capital as the Company continues to increase production levels. Non-binding proposal letters have been signed to provide a $20 million operating line of credit secured upon the Company’s inventory and trade receivables. The completion of any transaction is subject to numerous conditions, including completion of due diligence processes and negotiation of final documentation.

The continued growth and development of commercial mining operations has resulted in significant amounts in accounts receivable and inventory, and it is expected that this will continue to be the case going forward.  In addition, and as a result of the capital investments and other normal course of business purchases, the outstanding Goods and Services Tax receivable is $0.679 million.

Operating activities produced a positive cash flow of $0.981 million for the three months ended June 30, 2005 compared to a cash outflow of $0.437 million in the first quarter of 2005.  Income from coal operations was $0.45 million.  Financing activities provided $0.124 million for the quarter which included proceeds derived from the issuance of capital stock on exercise of options and warrants. Loan payments were made to both Mitsui and Marubeni, totaling $1.396 million, while loan proceeds of $1.238 million were received from Rockside.  The Company also incurred cash expenditures of $0.266 million related to fees incurred negotiating with financial institutions for on operating line of credit. The Company continues to make substantial payments on investing activities with the construction of the coal preparation plant and the exploration program on Pine Pass. This resulted it cash outflows of $1.757 million for the quarter.

The result of these cash flows was a decrease in cash of $0.72 million, after incorporating the effect of the foreign exchange rate on cash.  The Company continues to monitor its cash flows closely as we continue to anticipate significant expenditures due to increasing the production rate, ongoing capital expenditures to achieve the increased production rate as well as to construct the coal preparation plant. Coal revenues will ultimately increase as a result of the successful conclusion of each of these activities and once the Company has shipped all remaining tonnage carried over from the March 31, 2005 fiscal year such that the sales mix will consist primarily of contracted coal sales at the average price of US$103 for the March 31, 2006 fiscal year.

To date, while the Company has realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. The Company raised $5 million in equity through a non-brokered private placement of 1,250,000 shares of its common stock in July 2005. These funds will be utilized in assisting the Company’s ongoing working capital requirements and also as part of the overall debt structure.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

To the extent that the Company’s cash flow from operations is lower than expected, or if the cost of its capital projects exceed the current estimates, it will have to continue reliance upon equity issuances and debt to fund its operations. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Changes in Accounting Policies including Initial Adoption

No new accounting policies were adopted by the Company in the three months ended June 30, 2005.

Transactions with Related Parties

During the three months ended June 30, 2005 the Company executed a promissory note to enter into a transaction with The Rockside Foundation, described in detail in “Liquidity, Financial Condition and Capital Resources”, whereby the Company borrowed from Rockside the sum of US$1 million, together with interest thereon at the rate of 10% per annum payable upon maturity.  The note was unsecured and was repaid to Rockside prior to July 31, 2005.

To the knowledge of the Company Rockside owns 19.03% of the Company as of the date of this report and is a related party to the Company, as such, term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at August 15, 2005, the Company had the following securities issued and outstanding:

Common shares	71,617,572
Share purchase options	2,760,000
Share purchase warrants	750,000

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three Months Ended June 30, 2005

Directors and Officers

Jeffrey M. Fehn

Director, Chairman of the Board

Graham Mackenzie

Director, President and Chief Executive Officer

Mark T.  Smith

Director

Clay Gillespie

Director

Gordon Fretwell

Director

Robert Armstrong

Director

Martin Rip

Vice President Finance, Chief Financial Officer and Secretary

Sam Yik

Corporate Vice President

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the three months ended June 30, 2005, and have concluded that such disclosure controls and procedures are operating effectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information regarding the Company and its business operations, including the Company’s annual report for the year ended March 31, 2005, is available on SEDAR company profile at www.sedar.com and is also available on the Company’s website at www.pinevalleycoal.com.